Exhibit 21

LIST OF SUBSIDIARIES OF CULP, INC.

Name of Subsidiary	Jurisdiction of Incorporation
Culp Fabrics (Shanghai) Co., Ltd.	People’s Republic of China
Culp International Holdings Ltd.	Cayman Islands
Rayonese Textile Inc.	Canada
Read Window Products, LLC	United States (North Carolina)
Culp Europe	Poland